 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer 2, POB 3143
Petach-Tikva, 4951041 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On May 23, 2023, CyberArk Software Ltd. (“CyberArk” or the “Company”) announced, ahead of hosting an Investor Track during CyberArk IMPACT 23, the Company’s annual conference dedicated to strategies and technologies for defending against identity-based cyberattacks, that the Company is affirming its previously issued Business Outlook that was included in the Company’s press release entitled “CyberArk Announces First Quarter 2023 Results” issued on May 11, 2023.

Business Outlook

Based on information available as of May 23, 2023, CyberArk affirms its previously issued guidance for the second quarter and full year 2023 as indicated below.

Second Quarter 2023:

•	Total revenue is expected to be in the range of $170.0 million and $175.0 million, representing growth of 19 percent to 23 percent compared to the second quarter of 2022.

•	Non-GAAP operating loss is expected to be in the range of $(10.5) million to $(6.5) million.

•	Non-GAAP net loss per share is expected to be in the range of $(0.19) to $(0.09) per basic and diluted share.

o	Assumes 41.7 million weighted average basic and diluted shares.

Full Year 2023:

•	Total revenue is expected to be in the range of $724.0 million to $736.0 million, representing growth of 22 percent to 24 percent compared to the full year 2022.

•	Non-GAAP operating income/(loss) is expected to be in the range of $(5.0) million to $5.0 million.

•	Non-GAAP net income per share is expected to be in the range of $0.16 to $0.38 per diluted share.

o	Assumes 46.3 million weighted average diluted shares

•	ARR as of December 31, 2023 is expected to be in the range of $735 million to $745 million, representing growth of 29 percent to 31 percent from December 31, 2022.

Investor Track

As previously announced, CyberArk will host an Investor Track on May 23, 2023, during CyberArk IMPACT 23, the Company’s annual conference dedicated to strategies and technologies for defending against identity-based cyberattacks. Members of CyberArk’s executive team will discuss the Company’s leadership position in identity security, its innovation roadmap, as well as market dynamics and its go-to-market approach.

The Investor Track will be webcast live via the “Investor Relations” section of the Company’s website at www.cyberark.com. For an optimal experience, please pre-register. The event will begin at 1:30 p.m. Eastern Time and is expected to conclude at approximately 4:00 p.m. Eastern Time, including a live question and answer session. The webcast will also be archived on the investor relations website.

Cautionary Language Concerning Forward-Looking Statements

This report contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; fluctuation in the Company’s results due to sales cycles and multiple pricing and delivery models; the Company’s ability to sell into existing and new customers and industry verticals; an increase in competition within the Privileged Access Management and Identity Security markets; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; complications or risks in connection with the Company’s subscription model, including uncertainty regarding renewals from its existing customer base, and retaining sufficient subscription or maintenance and support service renewal rates; risks related to compliance with privacy and data protection laws and regulations; risks regarding potential negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, rising interest rates, bank failures, inflation, and the potential for regional or global recessions; the Company’s ability to hire, train, retain and motivate qualified personnel; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s history of incurring net losses and its ability to achieve profitability in the future; risks related to the Company’s ongoing transition to a new Chief Executive Officer; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of strategic acquisitions; the duration and scope of the COVID-19 pandemic and its resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; risks related to sales made to government entities; regulatory and geopolitical risks associated with global sales and operations (including the current conflict between Russia and Ukraine) and changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this report are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: May 23, 2023	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer